UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2015.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SQM Los Militares 4290 Piso 6, Las Condes, Santiago, Chile Tel: (56 2) 2425 2485 Fax: (56 2) 2425 2493 www.sqm.com

Santiago, Chile. March 5, 2015.- Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) held a conference call today to discuss the fourth quarter 2014 results, which were published on March 3, 2015. The following items were discussed by executive management as part of the conference call:

On Tuesday evening, we posted our results for 2014. Earnings for this period reached US$296 million; lower than the amounts seen 2013. Revenues totaled just over US$2 billion, down approximately 9% when compared to 2013. For the fourth quarter, we reported net income of US$78 million an increase from the US$69 million reported during the same period in 2013.

The stronger results during the fourth quarter were impacted by our cost savings efforts. The success of these efforts was confirmed in our EBITDA margins; our fourth quarter 2014 EBITDA margins increased to 36.9% from 35.5% percent when compared to the same quarter in 2013. These increases occurred despite lower prices in iodine, nitrates and lithium. We worked diligently all year on cost reduction, specifically decreasing costs of potassium chloride, nitrates and iodine. In fact, we estimate that our costs savings in 2014 totaled approximately US$130 million, from which approximately US$50 million were related to the depreciation of the peso against the dollar. For 2015, we expect to see another US$40 million cost savings, of which approximately US$15 million could be related to a weaker peso.

Since releasing our earnings on Tuesday, we have received many questions surrounding the iodine market. In 2014, iodine prices fell significantly, and we expect lower prices in 2015; depending on market conditions, they could decrease another 10% during the year with respect to prices we saw during the fourth quarter of 2014. However, as the lowest cost producer of iodine, we are extremely well positioned to face this challenging environment. The market continues to grow about 1,000 metric tons per year, and we will work in the mid-term to regain a market share of around 30%.

During 2014, fertilizer markets were positive; we estimate that global demand in the potassium chloride market reached approximately 60 million tons; we also saw some price recovery in this market during the second half of 2014. While there is some uncertainty surrounding the 2015 commodity fertilizer market, we believe total market demand could decrease slightly to 58-59 million tons. This demand decrease will not impact our sales volumes, and we expect our sales volumes in the potassium chloride and potassium sulfate business line to remain relatively flat in 2015 when compared to 2014. In potassium nitrate, we saw sales volumes increase approximately 4% during 2014 when compared to 2013, and we expect to see even higher growth in 2015.

We saw positive growth in the lithium market in 2014, and our sales volumes were up about 10%. We are currently seeing positive pricing momentum in the lithium carbonate market, and are hopeful that this will continue throughout the year.

As we move into 2015, we look forward to maintaining lower costs and remaining well-positioned to move quickly to meet any changes in market demand or market dynamics in all of the main businesses in which we sell.

About SQM

SQM is an integrated producer and distributor of specialty plant nutrients, iodine, lithium, potassium-related fertilizers and industrial chemicals. Its products are based on the development of high quality natural resources that allow the Company to be a leader in costs, supported by a specialized international network with sales in over 115 countries. SQM’s development strategy aims to maintain and strengthen the Company’s position in each of its businesses.

The leadership strategy is based on the Company’s competitive advantages and on the sustainable growth of the different markets in which it participates. SQM’s main competitive advantages in its different businesses include:

•	Low production costs based on vast and high quality natural resources;
•	Know-how and its own technological developments in its various production processes;
•	Logistics infrastructure and high production levels that allow SQM to have low distribution costs;
•	High market share in all its core products;
•	International sales network with offices in 20 countries and sales in over 115 countries;
•	Synergies from the production of multiple products that are obtained from the same two natural resources;
•	Continuous new product development according to the specific needs of its different customers;
•	Conservative and solid financial position.

For further information, contact:

Gerardo Illanes 56-2-24252022 / gerardo.illanes@sqm.com

Kelly O’Brien. 56-2-24252074 / kelly.obrien@sqm.com

Carolyn McKenzie 56-2-24252280 / carolyn.mckenzie@sqm.com

For media inquiries, contact:

María José Velozo / maria.jose.velozo@sqm.com

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “plan,” “believe,” “estimate,” “expect,” “strategy,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make concerning the Company’s business outlook, future economic performance, anticipated profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are estimates that reflect the best judgment of SQM management based on currently available information. Because forward-looking statements relate to the future, they involve a number of risks, uncertainties and other factors that are outside of our control and could cause actual results to differ materially from those stated in such statements. Therefore, you should not rely on any of these forward-looking statements. Readers are referred to the documents filed by SQM with the United States Securities and Exchange Commission, specifically the most recent annual report on Form 20-F, which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to SQM on the date hereof and SQM assumes no obligation to update such statements, whether as a result of new information, future developments or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Registrant)

Date: March 5, 2015

By: Ricardo Ramos

CFO & Vice-President of Development

Persons who are to respond to the collection of information contained SEC 1815 (04-09) in this form are not required to respond unless the form displays currently valid OMB control number.